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                                                                    Exhibit 99.5

                          [Fluke Networks Letterhead]

                             Microtest Acquisition



                                    - FAQs -


1.  What has been announced?

    Fluke Networks, part of the Danaher family of companies (NYSE: DHR), will acquire Microtest, Inc. (NASD: MTST) through an all-cash tender offer to Microtest shareholders. Under terms of the agreement, a subsidiary of Fluke Networks will purchase all outstanding shares of Microtest. Microtest will become part of Fluke Networks.


2.  What are the financial terms of the agreement?

    Fluke Networks will acquire Microtest in an all-cash transaction valued at approximately $74 million, or approximately $8.15 per share.


3.  Why is Fluke Networks buying, and Microtest selling?

    The combination of Fluke Networks and Microtest aligns both companies to compete against much larger test and measurement companies like Agilent, Textron/Greenlee and Ideal, which have all made recent acquisitions to strengthen themselves in this highly competitive market.


4.  Why Fluke Networks?

    Microtest felt Fluke Networks had the best strategic fit to provide the same level of quality and service for their customers. Microtest's ability to quickly define and enter new markets and Fluke Networks' strong market development capabilities better position the combined company to compete in the networking marketplace. Both share a history of developing successful and innovative solutions.


5.  Is there any overlap in the company's product lines?

    Fluke Networks' due diligence discovered that most of the offerings of the two companies are complementary. While both companies have products that certify copper and fiber structured cabling, their organizations have typically marketed to
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    different customers: Microtest has a heavy installer contractor base and
    Fluke Networks has successfully marketed to the network owner. Microtest's recent launch into the residential market and Fluke Networks' recent launch into the outside plant arena are perfect examples of how the two companies have grown in different, complementary directions.


6. Will Fluke Networks market Microtest's Network Attached Storage (NAS) products as well as their test and measurement tools?

    No. Fluke Networks will continue to focus on its core businesses, developing Network SuperVision solutions that help networking professionals install, maintain and monitor enterprise and telecommunications networks.


7.  How will the company's technologies fit together?

    Microtest products will continue to exist while points of integration are developed. Going forward, the two companies are looking to integrate their strengths immediately in the evolution of current products as well as the development of new solutions.


8. What does this mean for customers of Microtest? For Fluke Networks customers?

    This acquisition means only good news for all customers because both companies are respected for the quality of their products and the innovations of their testing technologies. The combination of Fluke Networks and Microtest gives customers a complete source for all their cable and fiber testing needs.


9.  What does this mean for employees of Microtest?

    Microtest employees are valuable to the business, so Fluke Networks will offer positions to most Microtest employees. Some restructuring will occur in Microtest businesses not core to Fluke Networks. However, the Network Test employees of Microtest are expected to remain largely as they are today. Most employees who are offered employment by Fluke Networks will not be required to relocate from the Phoenix area.


10. How many employees currently work for Microtest and what is their revenue?

    Microtest has employees throughout the United States and various countries and had revenues of $44.6 million during the year ended December 2000.
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11. How many employees currently work for Fluke Networks and what is their revenue?

    Fluke Networks has over 400 employees worldwide and has revenues around $150 million.


12. What assurances can Fluke Networks make that Microtest's customers will receive the same quality and support they are accustomed to?

    Fluke Networks is known for very high quality and customer satisfaction. Fluke Networks will continue to provide the level of service and satisfaction that Microtest customers have come to expect. Both companies will contact each of their key customers to explain the merger and make assurances that customer needs will be met during this transition.


13. Will Fluke Networks retain the Microtest name, URL and branding?

    Fluke Networks will evaluate the best way to integrate the Microtest brand while maintaining the quality features and attributes that Microtest's customers have come to expect.


14. Will Fluke Networks and Microtest share sales channels and co-market each other's brands?

    Fluke Networks will immediately look for ways to strengthen and improve support for its customers and distribution channels by offering the most comprehensive set of Network SuperVision solutions on the market.



This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Danaher has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/ recommendation statement that will be filed by Microtest, with the Securities and Exchange Commission ("SEC") and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Microtest, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer statement and related materials may also be obtained for free by directing such requests to Danaher's Corporate Secretary. The solicitation/recommendation statement and related materials may also be obtained for free by directing such requests to Microtest's Investor Relations department.

Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market
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demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.